[LOGO      V-GPO,Inc.
 GRAPHIC]  2150 Whitfield Industrial Way
           Sarasota, FL 34243
           (941) 727-1552  (941) 739-2078 fax


                                 April 27, 2005


VIA FACSIMILE (202) 942-9635
AND US MAIL

Mr. Daniel Gordon, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 0409
Washington, DC 20549


         Re:      V-GPO, Inc., Form 10-KSB
                  For the Fiscal Year Ended December 31, 2004
                  Filed March 30, 2005
                  File No. 0-30101

Dear Mr. Gordon:

     Please accept the following as responses by V-GPO, Inc. ("Company") to your April 18, 2005 comment letter concerning the above filing by the Company:

     1. As requested, the following summarizes the evaluation of each pending legal proceeding described in Part 1, Item 3, Legal Proceedings:

     As of the date of the financial statements, and prior to filing of the Annual Report on Form 10-KSB, the Company's outside legal counsel provided the Company with an evaluation of the litigation described in footnote M concerning the $406,000 real property dispute. The Company advised its auditors that the likelihood of an adverse outcome was possible. In addition, as of the date of the financial statements and prior to the filing of its SEC Form 10K-SB, the Company determined, based upon the facts and circumstances, the proceeding's ultimate outcome would not have a material effect on the Company's financial position or results of operations. Accordingly, the Company disclosed the loss contingency in accordance with FAS No. 5. At the time of filing of the Form 10-KSB for the fiscal year ended December 31, 2004 (March 30, 2005), the $406,000 judgment in Texas was under review by a Texas Appellate Court and the risk of loss was determined by the Company not to be probable. Subsequent to the filing (April 11, 2005), the Company was advised by its counsel that the Appellate Court had affirmed the Judgment on April 6, 2005 but recommended that the Company file a Motion for Rehearing which has been filed. After a ruling on the Motion for Rehearing, the Company will reevaluate the risk of loss associated with this litigation, and will disclose the status of this matter in accordance with Item 103 of Regulation S-B, as well in the accompanying financial statements, in its SEC Form 10QSB for the period ended March 31, 2005.

     The Company believes disclosure of the outstanding litigation as of the date of the financial statements and the filing of its Form 10KSB has been adequately disclosed in its MD & A and its policy for accounting for contingent liabilities is reasonable and complies with current accounting principles generally accepted in the US.

     2. The software developed with the Company's funds included in the software development costs, assisted hospitals and medical facilities (owned and/or managed by the Company) in managing certain aspects of their supply chain. Accordingly, the software development costs represented an asset that was integral to the Company's core business of providing healthcare management services with its aim of owning and/or managing those Facilities.

     3. The Company's business model is the ownership, operation and management of healthcare facilities. The reference to the production and sale of trusses is a misprint which will be corrected in future filings.

     4. The Company's accounting policy is to account for the right of set off between related entities in accordance with FIN 39, paragraph 10.

     The Company believes its policy accounting for transactions between related parties is reasonable and complies with current accounting principles generally accepted in the US.

     5. The debt financing for the Company's subsidiary, International Healthcare Investments Ltd., Inc. ("IHI") described in the Financing Commitment and Acquisitions section of footnote M involved the issuance of IHI Bonds under an Indenture of Trust in January 2004 (HSBC Bank as Trustee). At the time, representations were made to IHI by the initial holder of the Bonds that full payment net of placement costs would be delivered to IHI immediately after issuance. The initial holder had no transactions with IHI or the Company except for transactions related to the Bonds issued by IHI.

     After numerous representations and promises by the initial holder that IHI would be paid the agreed to consideration for the Bonds, IHI demanded return of the Bonds. IHI contacted HSBC as Trustee for assistance and was advised that it was necessary for IHI to commence litigation to compel the initial holder to return the Bonds. Accordingly, IHI demanded return of the Bonds and advised the initial holder that litigation would be commenced if the Bonds were not returned. The initial holder demanded in excess of $3,000,000 from IHI as a condition to return the Bonds with no justification for the demand which IHI viewed as improper and totally unacceptable. The demand for payment was rejected and IHI commenced litigation in New York State Supreme Court against the initial holder and its affiliates seeking the return of the Bonds and damages for breach of contract and fraud. On March 24, 2005, a Temporary Restraining Order requested by IHI was granted (and continued on April 8, 2005 after the defendants appeared to object to the temporary restraining order) pending a hearing scheduled for May 16, 2005.

     Item 6 described the January 2004 delivery of the Bonds to HSBC, as Trustee under the Indenture of Trust. The initial holder represented to IHI and the Trustee that the consideration for the Bonds would be immediately paid to IHI after the Bonds were eligible for electronic trading through the Depository Trust Company ("DTC") which occurred after the Trustee delivered the Bonds to DTC. Nevertheless, payment was never received. The Item 6 and footnote M disclosures describe the circumstances and the non-payment.

     As required by your letter, the Company hereby acknowledges that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This response letter has been reviewed by our auditors. You may contact the undersigned if you have any questions at (800) 486-3141.

                                         Very truly yours,

                                         V-GPO, INC.


                                         By: /s/ NORMAN R. DOBIESZ
                                             Norman R. Dobiesz, Chairman and CEO


NRD/dak


cc:      William Demarest, Staff Accountant
           Facsimile (202) 942-9635
         Peter Stefanou, CPA
           Russell Bedford Stefanou Mirchandani LLP
           Facsimile (703) 448-3515